SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549



                            FORM 11-K

(Mark One)

  X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



For the fiscal year ended June 30, 1994

                               OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For     the     transition     period     from___________      to


Commission file number               1-1070


     A.       Full title of the plan and the address of the plan,

if different from that of the issuer named below:

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

      B.       Name of issuer of the securities held pursuant  to

the plan and the address of its principal executive office:


                   Olin Corporation
                   120 Long Ridge Road
                   Stamford, Connecticut  06904

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

                      Financial Statements

                     June 30, 1994, and 1993

           (With Independent Auditors' Report Thereon)

                Independent Auditors' Report





The Board of Directors
Olin Corporation:


We have audited the accompanying statements of financial condition of the Olin Corporation Contributing Employee Ownership Plan as of June 30, 1994 and 1993, and the related statements of income and changes in participants' equity for each of the years in the three-year period ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Olin Corporation Contributing Employee Ownership Plan as of June 30, 1994 and 1993, and the income and changes in participants' equity for each of the years in the three-year period ended June 30, 1994 in conformity with generally accepted accounting principles.



                                     KPMG PEAT MARKWICK LLP



December 15, 1994

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
                Statement of Financial Condition

                          June 30, 1994





                                        Combined Funds
                              Face Value
                              or Number
                               of Shares     Cost       Market Value

Assets:
 Cash                                     $  1,492,096    1,492,096
 Investments:
   Equity accounts           2,362,625      13,454,417   15,511,512
   Wachovia Bank
     fixed income fund         187,950      73,253,323   74,440,793
   Wachovia Bank short-term
     fund                   34,666,671      34,666,671   34,666,671
   Olin Corporation common
     stock                   3,869,698     154,487,815  208,480,053
   Olin Corporation 7.75%
     convertible preferred
     stock                   1,144,147      88,133,643   86,955,172
         Total investments                 363,995,869  420,054,201

 Accrued interest receivable                   131,595      131,595
 Contribution receivable:
   Employee                                  1,167,248    1,167,248
   Company                                   3,211,494    3,211,494
 Other receivables (loan program)           10,360,239   10,360,239

                Total assets              $380,358,541  436,416,873


Liabilities and participants' equity:
 Notes payable                            $ 34,000,000   34,000,000
 Unremitted benefits                            90,657       90,657
 Participants' equity                      346,267,884  402,326,216

          Total liabilities and
           participants' equity           $380,358,541  436,416,873

See accompanying notes to financial statements

               Company Stock Funds
 Commingled Funds Common   Preferred
  (Note 10)               (Note 11)


   1,422,386       69,710      -
  15,511,512         -         -
  74,440,793         -         -
  34,664,321        2,142        208
   3,986,702  204,493,351      -

      -              -    86,955,172
 128,603,328  204,495,493 86,955,380

     122,471        1,479      7,645

   1,167,248         -          -
      -              -     3,211,494
  10,360,239         -          -

 141,675,672  204,566,682 90,174,519



      -              -    34,000,000
      90,657         -          -
 141,585,015  204,566,682 56,174,519


 141,675,672  204,566,682 90,174,519

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
                Statement of Financial Condition

                          June 30, 1993





                                        Combined Funds
                               Face Value
                               or Number
                                of Shares    Cost    Market Value

Assets:
 Investments:
   Diversified equity account   698,330  $ 3,125,146   5,515,887
   Wachovia Bank fixed
     income fund                166,099   59,758,281  66,906,836
   Wachovia Bank short-term
     fund                    42,286,306   42,286,306  42,286,306
   Olin Corporation common
     stock                    4,136,185  158,386,805 181,913,449
   Olin Corporation 7.75% convertible
      preferred stock         1,220,302   93,999,863  94,878,444
          Total investments              357,556,401 391,500,922

 Accrued interest receivable                 120,310     120,310
 Contribution receivable:
   Employee                                2,221,663   2,221,663
   Company                                 4,557,769   4,557,769
 Other receivables (loan program)          8,979,282   8,979,282
 Bonus health plan receivable                477,603     477,603

          Total assets                 $ 373,913,028 407,857,549


Liabilities and participants' equity:
 Notes payable                         $  50,000,000  50,000,000
 Unremitted benefits                          30,379      30,379
 Participants' equity                    323,882,649 357,827,170

          Total liabilities and
              participants'  equity    $ 373,913,028 407,857,549

See accompanying notes to financial statements.

               Company Stock Funds
 Commingled Funds   Common   Preferred
  (Note 10)                 (Note 11)



  5,515,887          -         -
 66,906,836          -         -
 42,069,392       216,718        196
       -      181,913,449      -

       -             -    94,878,444
 114,492,115  182,130,167 94,878,640

     108,276        1,570     10,464

   2,221,663         -          -
        -            -     4,557,769
   8,979,282         -          -
     477,603         -          -
 126,278,939  182,131,737 99,446,873



        -            -    50,000,000
      30,379         -          -
 126,248,560  182,131,737 49,446,873


 126,278,939  182,131,737 99,446,873

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
     Statement of Income and Changes in Participants' Equity
                    Year Ended June 30, 1994

                                              Company Stock Funds
                         Combined    Commingled
                          Funds      Funds        Common      Preferred
                                     (Note 10)                (Note 11)
Investment income:
 Dividends            $ 15,930,975         -      8,877,383    7,053,592
 Interest                5,986,084    5,935,016      17,237       33,831
   Total invest. inc.   21,917,059    5,935,016   8,894,620    7,087,423

Net appreciation (depreciation)
  in  fair  value of
  investments           29,653,966  (5,604,409)  37,255,595   (1,997,220)
Interest on loans
  receivable               663,068     663,068         -            -

Contributions:
 Employee               23,392,201  13,826,036    9,566,165         -
 Company                 8,962,927      56,788       15,406    8,890,733
    Total contributions 32,355,128  13,882,824    9,581,571    8,890,733

     Total additions    84,589,221  14,876,499   55,731,786   13,980,936

Interest expense         1,418,745        -            -       1,418,745
Administrative expense     491,608     211,549       48,325      231,734

Withdrawals and forfeitures
 in cash and stock:
   Settlements with
   employees            40,166,460  14,569,016   22,771,172    2,826,272
   Forfeitures of Company
     contributions          97,454       2,871       94,583         -

     Total deductions   42,174,267  14,783,436   22,914,080    4,476,751

Transfers from other
     Trustees            2,084,092   2,084,092         -            -
Transfers between funds       -     13,159,300  (10,382,761)  (2,776,539)

Net increase in participants'
 equity                 44,499,046  15,336,455   22,434,945    6,727,646

Participants' equity at
  beginning  of  year  357,827,170 126,248,560  182,131,737   49,446,873

Participants' equity at
  end  of  year       $402,326,216 141,585,015  204,566,682   56,174,519

See accompanying notes to financial statements.

         OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
         Statement of Income and Changes in Participants' Equity
                    Year Ended June 30, 1993
                                              Company Stock Funds
                         Combined   Commingled
                          Funds        Funds       Common      Preferred
                                     (Note 10)                 (Note 11)
Investment income:
 Dividends            $ 16,345,184         -        8,942,050    7,403,134
 Interest                5,669,637    5,582,116        19,135       68,386
    Total invest. inc.  22,014,821    5,582,116     8,961,185    7,471,520

Net appreciation (depreciation)
 in fair value of
 investments             5,515,842    3,888,479    (6,117,090)   7,744,453
Interest on loans rec.     611,956      611,956          -            -

Contributions:
      Employee          24,186,091   11,912,933    12,273,158         -
 Company                 9,017,337       22,176         5,268    8,989,893
 Bonus health plan         541,580      541,580          -            -
          Total contrib.33,745,008   12,476,689    12,278,426    8,989,893

      Total  additions  61,887,627   22,559,240    15,122,521   24,205,866

Interest expense         1,806,284         -             -       1,806,284
Administrative expense     161,203      157,856           707        2,640

Withdrawals and forfeitures
 in cash and stock:
    Settlements with
      employees         29,586,412   13,968,509    13,216,021    2,401,882
   Forfeitures of Company
     contributions          11,153         -           11,153         -

     Total deductions   31,565,052   14,126,365    13,227,881    4,210,806

Transfers from other
  Trustees               2,609,956    2,609,956          -            -
Transfers to other
  Trustees              (2,158,924)    (970,926)     (687,311)    (500,687)
Transfers between funds       -       2,239,707    (1,769,922)    (469,785)

Net increase (decrease)
 in participants'equity 30,773,607   12,311,612      (562,593)  19,024,588

Participants' equity at
  beginning  of year   327,053,563  113,936,948   182,694,330   30,422,285

Participants' equity at
  end  of  year      $ 357,827,170  126,248,560   182,131,737   49,446,873

See accompanying notes to financial statements

        OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
     Statement of Income and Changes in Participants' Equity
                    Year Ended June 30, 1992
                                                 Company Stock Funds
                         Combined Commingled
                          Funds      Funds       Common        Preferred
                                   (Note 10)                   (Note 11)
Investment income:
 Dividends           $  16,301,870         -       8,693,389     7,608,481
 Interest                6,415,323    6,319,052       19,464        76,807
     Total invest. inc. 22,717,193    6,319,052    8,712,853     7,685,288

Net appreciation (depreciation)
 in fair value of
 investments            (6,949,109)   3,280,055  (12,163,699)    1,934,535
Interest on loans rec.     574,452      574,452         -             -

Contributions:
      Employee          24,553,939   11,844,391   12,709,548          -
      Company           10,884,687         -          28,698    10,855,989
 Bonus health plan         609,290      609,290         -             -
   Total contributions  36,047,916   12,453,681   12,738,246    10,855,989

   Total additions      52,390,452   22,627,240    9,287,400    20,475,812

Interest expense         3,767,661         -            -        3,767,661
Administrative expense     168,114      166,213          345         1,556

Withdrawals and forfeitures
 in cash and stock:
    Settlements  with
     employees          30,597,658   10,895,777   18,323,624     1,378,257
   Forfeitures of Company
     contributions          42,880         -          42,880          -

     Total deductions   34,576,313   11,061,990   18,366,849     5,147,474

Transfers to other
 Trustees               (2,587,151)  (1,800,585)    (512,882)     (273,684)
Transfers  between  funds     -       2,542,111   (2,301,876)     (240,235)

Net increase (decrease) in
   participants'equity  15,226,988   12,306,776  (11,894,207)   14,814,419

Participants' equity at
  beginning  of year   311,826,575  101,630,172  194,588,537    15,607,866

Participants' equity at
  end  of  year     $  327,053,563  113,936,948  182,694,330    30,422,285

See accompanying notes to financial statements.

      OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN
                  Notes to Financial Statements
                  June 30, 1994, 1993 and 1992

(1)Summary of Significant Accounting Policies

   (a)Basis of Presentation

      The accompanying financial statements have been prepared
       on the accrual basis and present participants' equity and income and changes in participants' equity at fair value. Investments in the Commingled Funds and the Company Common Stock Fund are presented at current values, using quoted market prices. Purchases and sales of securities
       are  recorded  on a trade-date basis.   The  cost  of
       securities sold is determined principally on the basis of average cost.

      Olin Corporation (the "Company") Contributing Employee
       Ownership Plan (the "Plan") operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      The Plan purchased 1,298,195 shares of an original issue of Olin Corporation convertible preferred stock at $77.03 per share. The preferred stock pays a fixed dividend of $5.97 per share or a yield of 7.75% on its initial value. The stock is revalued quarterly by an independent appraiser. The value of the preferred stock at June 30, 1994 and 1993 was $76.00 and $77.75 per share, respectively.

   (b)Trust Fund Management

      Wachovia Bank & Trust Co., NA is the Trustee of the Plan.
       Under the terms of the Trust Agreement between the Trustee and the Company, the Trustee is responsible for the safekeeping of Plan assets in the trust funds and the maintenance of records relating to receipts and disbursements from the trust funds. The Trustee invests funds in compliance with the terms of the Plan and makes payments from the trust funds as directed by participants and the Company, which are certified by the Committee administering the Plan. Effective April 1, 1991, administrative fees are paid from Plan assets. Effective January 1, 1994, each participant in the Plan is charged a monthly administrative fee of $3.50, in addition to any investment manager fees, commissions, etc. that each investment fund may otherwise incur.

      The assets of the Diversified Equity Fund are under the control of the Columbia Trust Company.

      In January 1994, the participants of the Plan were offered two additional investment funds, the U.S. Equity
       Fund and the Global Equity Fund. The assets of these funds are under the control of Mellon Bank.

 (2)    Description of Plan

   The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a)General

      The Plan is a defined contribution plan consisting of several separate investment funds as described below.

   (b)Contributions

      Employees of the Company and certain subsidiary companies are eligible to participate in the Plan and may elect to have their contributions invested in the following funds:

          Common Stock Fund
          Fixed Income Fund
          Special Investment Fund
          U.S. Equity Fund
          Global Equity Fund

      Seventy-five cents of every dollar contributed to the U.S. Equity Fund and the Global Equity Fund will be invested in the respective fund; the remaining twenty-five cents will be invested in Olin common stock. As of September 1, 1994, there will no longer be a portion of these contributions made to Olin common stock.

      The respective elections at June 30, 1994, 1993 and 1992 were as follows:

                              Number of Participating Employees
                                    1994      1993     1992

          Fixed Income Fund        6,462      6,451    5,873
          Common Stock Fund        7,915      9,535    9,671
          Special Investment Fund  3,689      4,423    4,508
          U.S. Equity Fund         1,283       -        -
          Global Equity Fund       1,417       -        -

             Total                20,766     20,409   20,052

      The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

      The maximum allowable participant's contribution is 18%
       of   base  salary.   The  maximum  allowable  pre-tax
       contribution for salaried and non-bargaining hourly employees is 15%. Contributions above 15% are made on an after-tax basis. Bargaining hourly employees at St. Marks and East Alton may contribute to the plan on a pre-
       tax  basis.   All  other bargaining hourly  employees
       contribute only on an after-tax basis. Effective January 1, 1987, the Plan was amended to comply with the Tax Reform Act of 1986 (TRA 86), which limits a participant's annual pre-tax contribution. The 1993 calendar year maximum allowance under TRA 86 is $8,994. Due to IRS rules regulating the average percentage deferred under the Plan, the maximum pre-tax contribution for employees whose base salary is in excess of $56,990 was reduced effective July 1, 1991 to 7% of base pay. The salary level was subsequently increased to $60,535 effective July 1, 1992.

      A participant's contribution of up to 6% of base salary may be eligible for a Company matching contribution. The Company contribution is determined by the Board of Directors of the Company and may vary from 20% to 100% of the participant's contribution up to 6% of base salary.

      With the exception of certain business units, the Company contribution rate is currently 100% on the first $25 and 50% on the balance. For certain bargaining hourly participants, the Company contribution rate is 50%.

      Prior to the establishment of the Preferred Stock Fund,
       the terms of the Plan required that all Company contributions be invested in the Common Stock Fund.
       Therefore,   participants  electing  to  have   their
       contributions invested in the Fixed Income Fund or the Special Investment Fund also have an account in the Common Stock Fund. Effective July 1, 1989, primarily all of the Company contributions made to match contributions from participants are invested in the Preferred Stock Fund. Only Olin Aegis employees are excluded from the preferred stock match. Effective May 1, 1993, the employer match of the Olin Aegis employees follows the employee's investment direction.

      The Company is obligated to make contributions in cash to the Preferred Stock Fund which, when aggregated with the Fund's dividends and interest earnings, at least equal the amount necessary to enable the Fund to make its regularly scheduled payments of principal and interest due on its notes payable.

      Diversified Equity Fund

      During the 1988 plan year, the assets of the Rockcor, Inc. Savings Plus Plan (Rockcor Plan) were transferred to the Plan. Participants in the Rockcor Plan had the option of transferring their account into the Common Stock Fund, the Fixed Income Fund, the Special Investment Fund or to leave their investment in the Diversified Equity Fund at the Columbia Trust Company. From 1988 to 1992, contributions could not be made to the Diversified Equity Fund. During 1992, the Plan began to allow contributions to this fund. This fund consists primarily of common stock investments.

      Common Stock Fund

      The Plan includes a Performance Match contribution based
       on the Company's return on equity (ROE) for the previous calendar year. The Performance Match is credited to participants' accounts when the Company's ROE exceeds
       14%.   For  each percentage point exceeding 14%,  the
       Company will contribute an additional 5% up to a maximum additional match of 30%. Contributions matched at the 50% rate are used as the base for determining the Performance Match. No Performance Match contribution was credited to participants' accounts for the plan years ended June 30, 1994, 1993 and 1992.

      Preferred Stock Fund

      Prior  to  January 1, 1994, the number  of  shares  of
       convertible preferred stock to be credited to a participant's account was performed on a quarterly basis. As of January 1, 1994, the number of shares of
       convertible   preferred  stock  is  credited   to   a
       participant's account on a monthly basis. The number of shares to be credited to a participantOs account is determined by dividing the amount of employer matching contributions attributable to such account for the preceding quarter by the fair market value of a share as of the last day of the quarter. Additional shares will be credited to a participants' account to reflect payment of dividends on the preferred shares credited to that account. At June 30, 1994 and 1993, total convertible preferred stock allocated amounted to 743,699 and 629,033 shares, respectively.

   (c)Vesting and Benefit Provision

      All participants become 100% vested in the Company contribution upon the completion of five years of participation in the Plan or as a result of death, disability or retirement. Salaried and non-bargaining hourly participants can become partially vested in accordance with the schedule set forth below.

              Years of Plan                  Percentage
              Participation                   Vested

                    2                          25%
                    3                          50%
                    4                          75%
                    5                         100%

      On termination of service for any reason, a participant may elect to receive his or her entire interest, in either a lump-sum amount, or in annual installments over a fifteen year period not to exceed the life expectancy of the participant or his or her beneficiary.

    (d)    Transfers Between Funds

      Prior  to  January 1, 1993, once each  calendar  year,
       participants could elect to transfer balances between the Fixed Income Fund and the Special Investment Fund. Effective January 1, 1993, participants may elect to transfer balances between the Fixed Income Fund and Special Investment Fund once every three months. As of January 1, 1994, participants continue to be able to transfer balances once every three months, but can transfer between the Fixed Income Fund, Special Investment Fund, U.S. Equity Fund, and the Global Equity Fund. In addition, they are able to convert balances from any of these funds to the Common Stock Fund. Prior to January 1, 1993, transfers from the Common Stock Fund into one of the other funds was limited to active participants aged 55 and older and was only able to be done once a calendar year. Effective January 1, 1993, the age requirement for transfers to the Common Stock fund has been amended to age 50. Participants who terminated employment after January 1, 1987 and elected to leave their accounts in the Plan have had the age
       restriction   waived   for  the  conversion   option.
       Participants who are vested in the Preferred Stock Fund may elect to redeem from the Trustee shares allocated to their account in the form of cash or common stock.

   (e)Loan Provision

      All employees who are participants in the Plan are eligible to borrow from the Plan. Each loan is secured by the participant's account balance. Participants may borrow from the Plan an amount equal to up to one-half of their vested account balance with a minimum loan of $500 and a maximum of $50,000. The loan program is funded from the Special Investment Fund. Under the Plan employees may have up to a maximum of five outstanding loans at any time.

   (f)Asset Transfers and Divestitures

      In  April  1994,  Olin Corporation  acquired  Aerojet.
       Participants in Aerojet's pension plan could elect to transfer their vested balances into any of the five investment funds offered by the Plan.

      Transfers from other trustees during the 1993 plan year primarily related to the transfer of participant balances from the A.J. Oster Savings Plan.

      Transfers to other Trustees during the 1993 plan year primarily related to the transfer of the remaining participant balances to the OCG Savings Plan. OCG is a joint venture between the Company and Ciba-Geigy. OCG established the OCG Savings Plan in January 1992 and transferred a portion of the participant balances from the Plan to the OCG Savings Plan during fiscal 1992.

      During the 1992 plan year, assets of the Plan were transferred to the BASF Employee Savings Plan as a result of the sale of certain assets of Olin's Urethane operations.

    (g)    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3)Investments in Securities

   The cumulative balance of the net unrealized market value appreciation (depreciation) of investments during the years ended June 30, 1994, 1993, and 1992 was as follows:

                        Investments at Market      Investment
                         Value as Determined      at Estimated
                        by Quoted Market Price    Market Value
                         Commingled    Common      Preferred   Combined
                           Funds     Stock Fund    Stock Fund    Funds

Year Ended June 30, 1994

Bal. at  begin. of yr.  $ 9,539,296   23,526,644     878,581    33,944,521
Net  change  for  year    (5,934,556)  30,105,419  (2,057,052)   22,113,811

  Bal. at end of year   $ 3,604,740   53,632,063  (1,178,471)   56,058,332

Year Ended June 30, 1993

Bal. at begin. of yr    $ 5,691,543   31,481,481  (6,991,351)   30,181,673
Net  change  for  year    3,847,753   (7,954,837)  7,869,932     3,762,848

  Bal. at end of year   $ 9,539,296   23,526,644     878,581    33,944,521

Year Ended June 30, 1992

Bal. at begin. of yr    $ 2,524,358   49,350,197  (9,060,423)   42,814,132
Net  change  for year     3,167,185  (17,868,716)  2,069,072   (12,632,459)

  Bal. at end of year   $ 5,691,543   31,481,481  (6,991,351)   30,181,673

   The aggregate cost, proceeds and net realized gain (loss) on disposition of investments was as follows:

                        Commingled       Common       Preferred     Combined
                          Funds        Stock Fund     Stock Fund     Funds

   Year Ended June 30, 1994

   Aggregate   cost  $  2,076,613      29,152,441     5,921,129   37,150,183
   Net realized gain      330,147       7,150,176        59,832    7,540,155

     Agg. proceeds   $  2,406,760      36,302,617     5,980,961   44,690,338

   Year Ended June 30, 1993

   Aggregate   cost  $    125,026      15,188,663     3,489,335   18,803,024
   Net realized gain
    (loss)                 40,726       1,837,747      (125,479)   1,752,994

     Agg. proceeds   $    165,752      17,026,410     3,363,856   20,556,018

   Year Ended June 30, 1992

   Aggregate   cost  $    149,822      16,121,633     1,892,139   18,163,594
   Net  realized  gain
     (loss)               112,870       5,705,017      (134,537)   5,683,350

     Agg. proceeds   $    262,692      21,826,650     1,757,602   23,846,944

(4)Forfeitures of Company Contributions

   Forfeitures of Company contributions, equivalent to the market value of forfeited shares plus dividends not reinvested, were used to reduce current Company cash contributions by $97,454, $11,153 and $42,880, for the Plan years ended June 30, 1994, 1993, and 1992, respectively.

(5)Participants' Equity

   Participants' equity in the Fixed Income Fund, Special Investment Fund, U.S. Equity Fund and Global Equity Fund, at June 30, 1994 and 1993, were as follows:
                                  1994             1993
                                     Net Market          Net Market
                                       Value              Value
                          Units      Per Unit    Units   Per Unit
   Fixed  Income Fund    7,585,820   $ 10.45   6,954,804   $ 10.60

   Special Invest. Fund 15,668,084   $  2.70  18,156,107   $  2.59

   Div. Equity Fund        650,490   $  8.31     696,623   $  7.90

   U.S.   Equity  Fund   7,485,165   $  0.99        -          -

   Global  Equity  Fund  7,193,487   $  1.00        -          -

(6)Acquisition of Company Common Stock

   During 1994, 1993 and 1992, the Plan acquired 34,878, 238,895 and 199,312, respectively, of common stock of the Company in the open market. In addition, the Plan acquired 417,698, 284,546 and 272,253 shares in 1994, 1993 and 1992,
   respectively,  of  common  stock  of  the  Company   from
   participants of the Plan who received distributions from their Common Stock Fund in the form of cash, based on the valuation price in the month of distribution.

 (7)    Notes Payable

   The Plan has entered into a note facility agreement to borrow
   $60 million.  The notes are payable in annual installments from 1997-2009, and bear interest at rates based on LIBOR.
   The Plan has made payments in the Fiscal Years ended 1994 and
   1993  of $16,000,000 and $10,000,000, respectively.   The
   effective interest rates during the 1994 and 1993 Plan years were  2.8% and 2.9%, respectively.  The proceeds of  this
   borrowing  were used to acquire a portion  of  the  7.75%
   convertible preferred stock of the Company. Mandatory minimum principal payments over the next five fiscal years and thereafter are as follows:

               1997                        $   4,998,000
               1998                            4,998,000
               1999                            5,004,000
               2000                            1,998,000
               2001                            1,998,000
               Thereafter                     15,004,000

                                            $ 34,000,000

   Dividends paid to the Plan which were used to make interest payments on the notes totaled $7,053,592, $7,403,134 and $7,608,481 for the years ended June 30, 1994, 1993 and 1992, respectively.

   The borrowing is collateralized by the unallocated shares of 7.75% convertible preferred stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Preferred Stock Fund portion of the Plan shown in note 11 for the years 1994 and 1993 present separately the assets and liabilities and changes therein pertaining to:

       (a)the accounts of employees with vested rights in allocated stock (Allocated) and

       (b)stock not yet allocated to employees (Unallocated).

(8)Federal Income Taxes

   The Company has obtained a determination dated March 4, 1987 from the District Director of Internal Revenue that the Plan is a "qualified profit-sharing plan" and the Trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. As a result of the June 12, 1989 amendment to the Plan, and changes required to be made by the Tax Reform
   Act of 1986 and other, more recent legislation and regulations, the Company intends to apply for and believes it will receive a favorable tax ruling from the District Director of Internal Revenue for the Plan as amended. Counsel for the Company advised that an employee will not be subject to Federal income taxes on the contributions of the Company, or on dividends, interest or profit from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are
   withdrawn  or  made  available to  the  employee.   The  tax
   treatment to the participant generally will depend upon the form of withdrawal.

(9)Bonus Health Plan

   The Plan allows employees to deposit bonus monies granted under the Company's medical plan into a special thrift account of the Plan. This money is invested solely in the Special Investment Fund. Participants become 100% vested in any bonus provided they are employed on December 31 of the year in which the bonus was accrued. Effective January 1, 1994, this plan was cancelled. Contributions accrued at June 30, 1993 were approximately $478,000.

(10)    Commingled Funds

   The following statements of financial position and statements of income and changes in participants' equity present the individual funds which make up the commingled funds as of June 30, 1994 and 1993, and for each of the years in the three-year period ended June 30, 1994.

                Statement of Financial Condition
                     June 30, 1994 and 1993

                  June 30, 1994

               Special    Fixed       Div.                  Global      Total
             Investment   Income     Equity   US Equity    Equity  Commingled
               Fund       Fund       Fund       Fund       Fund       Fund

Assets:
Cash          200,354    848,702        -      251,058    122,272  1,422,386
Investments:
  Equity accts.  -          -      5,493,464 5,129,841  4,888,207 15,511,512
  Wachovia Bank fixed
   income fund   -    74,440,793        -         -          -    74,440,793
  Wachovia Bk.
   short-term
   fund    30,688,690  3,968,382       2,751     2,570      1,928 34,664,321
    Olin Corporation
  common stock   -          -           -    1,994,856  1,991,846  3,986,702

Total
 invest.   30,688,690 78,409,175   5,496,215 7,127,267  6,881,981 128,603,328

Accrued int.
 rec.         108,502     13,943          10         9          7     122,471
 Contribution receivable
 employee     946,042       -            -      31,979    189,227   1,167,248
 Other receivables (loan
 program)  10,360,239       -            -        -          -     10,360,239
Bonus health
 plan rec.       -          -            -        -          -           -

Total
 assets   $42,303,827 79,271,820    5,496,225 7,410,313 7,193,487 141,675,672

Liabilities and participants'
 equity:
 Unremitted
 benefits $      -          -          90,657      -         -         90,657
Participants'
 equity    42,303,827 79,271,820    5,405,568 7,410,313 7,193,487 141,585,015

  Total liabilities and
  participants'
  equity  $42,303,827 79,271,820    5,496,225 7,410,313 7,193,487 141,675,672

                       June 30, 1993
Special         Fixed       Diversified     Total
Investment      Income        Equity      Commingled
Fund            Fund           Fund          Funds


       -           -             -              -

       -           -        5,515,887      5,515,887

       -     66,906,836          -        66,906,836

 36,806,003   5,245,593        17,796     42,069,392

       -           -             -              -

 36,806,003  72,152,429     5,533,683    114,492,115

     95,756      12,502            18        108,276

    665,672   1,555,991          -         2,221,663

  8,979,282        -             -         8,979,282
    477,603        -             -           477,603

 47,024,316  73,720,922     5,533,701    126,278,939



       -           -           30,379         30,379
 47,024,316  73,720,922     5,503,322    126,248,560


 47,024,316  73,720,922     5,533,701    126,278,939

    Statement of Income and Changes in Participants'  Equity
                    Year Ended June 30, 1994

                       Special        Fixed        Diversified        U.S.        Global         Total
                      Investment      Income          Equity         Equity       Equity       Commingl
                      Fund            Fund             Fund           Fund         Fund          Funds
Investment Income
  Interest            $1,125,278      4,653,141          1,410           78,663         76,524   5,935,016


Net  appreciation
 (depreciation) in
  fair value of
  investments                 -      (5,806,319)       300,834          (73,275)       (25,649) (5,604,409)
Interest on              663,068           -              -                -              -        663,068
loans receivable

Contributions:
 Employee              3,286,430      8,155,763         39,027        1,038,854      1,305,962   13,826,036
 Company                   1,727         32,861         21,932               42            226      56,788

Total                  3,288,157      8,188,624         60,959        1,038,896      1,306,188   13,882,824
contributions

Total additions        5,076,503      7,035,446        363,203        1,044,284      1,357,063  14,876,499

Administrative            41,715        118,235         50,372            1,015            212     211,549
expenses

Withdrawals   and
forfeitures in
cash and stock:
Settlements with
     employees         4,901,058      8,941,833        354,095          153,165        218,865  14,569,016

Forfeitures of
Company contrib.            -              -             2,871            -               -          2,871

Total deductions       4,942,773      9,060,068        407,338         154,180         219,077  14,783,436

Transfers from           200,354        848,702           -            644,671         390,365   2,084,092
other Trustees
Transfers between
funds                 (5,054,573)     6,726,818        (53,619)      5,875,538       5,665,136  13,159,300

Net Increase/
(decrease) in
participants' equity  (4,720,489)     5,550,898        (97,754)      7,410,313       7,193,487  15,336,455


Participants' equity
at begin. of yr.      47,024,316     73,720,922      5,503,322            -               -    126,248,560


Participants' equity
at end of year      $ 42,303,827     79,271,820      5,405,568       7,410,313       7,193,487 141,585,015

     Statement of Income and Changes in Participants' Equity
                    Year Ended June 30, 1993

                           Special       Fixed    Diversified    Total
                         Investment      Income     Equity     Commingled
                             Fund         Fund       Fund         Funds

Investment income
  - interest          $  1,288,725    4,291,686        1,705    5,582,116

Net appreciation in fair
 value of investments         -       3,101,474      787,005    3,888,479
Interest on loans
receivable                 611,956         -            -         611,956

Contributions:
 Employee                4,346,318    7,547,390       19,225   11,912,933
 Company                     7,879       12,629        1,668       22,176
 Bonus health plan         541,580         -            -         541,580

    Total contributions  4,895,777    7,560,019       20,893   12,476,689

    Total additions      6,796,458   14,953,179      809,603   22,559,240

Administrative expenses     36,374       92,028       29,454      157,856

Withdrawals and forfeitures
 in cash and stock:
   Settlements with
   employees             6,085,084    7,636,534      246,891   13,968,509

    Total deductions     6,121,458    7,728,562      276,345   14,126,365

Transfers from other
  Trustees                 370,795    1,225,412    1,013,749    2,609,956
Transfers to other
  Trustees                (516,592)    (454,334)        -        (970,926)
Transfers between funds (2,078,554)   4,254,176       64,085    2,239,707

    Net increase (decrease)
    in participants'
    equity              (1,549,351)  12,249,871    1,611,092   12,311,612

Participants' equity at
 beginning of year      48,573,667   61,471,051    3,892,230  113,936,948

Participants' equity at
 end of year          $ 47,024,316   73,720,922    5,503,322  126,248,560

 Statement of Income and Changes in Participants' Equity
                    Year Ended June 30, 1992

                           Special       Fixed    Diversified    Total
                         Investment      Income     Equity     Commingled
                             Fund         Fund        Fund       Funds

Investment income -
  interest            $  2,058,920    4,260,132          -      6,319,052

Net appreciation in fair
 value of investments         -       2,790,650       489,405   3,280,055
Interest on loans
 receivable                574,452         -             -        574,452

Contributions:
 Employee                4,780,041    7,064,350          -     11,844,391
 Bonus health plan         609,290         -             -        609,290

   Total contributions   5,389,331    7,064,350          -     12,453,681

   Total additions       8,022,703   14,115,132       489,405  22,627,240

Administrative expense      48,993       80,129        37,091     166,213

Withdrawals and forfeitures
 in cash and stock:
   Settlements with
   employees             5,034,178    5,639,791       221,808  10,895,777

    Total deductions     5,083,171    5,719,920       258,899  11,061,990

Transfers to other
 Trustees                 (680,331)  (1,120,256)         -     (1,800,587)
Transfers between funds (1,889,543)   4,446,553       (14,897)  2,542,113

      Net increase in
        participants'
        equity             369,658   11,721,509       215,609  12,306,776

Participants' equity at
 beginning of year      48,204,009   49,749,542     3,676,621 101,630,172

Participants' equity at
 end of year          $ 48,573,667   61,471,051     3,892,230 113,936,948

(11)    Preferred Stock Fund

   The following statements of financial condition and statements of income and participants' equity disclose the allocated and unallocated portions of the Preferred Stock Fund as of and for the years ended June 30, 1994 and 1993.


                Statement of Financial Condition
                     June 30, 1994 and 1993


                                         June 30, 1994
                                    Allocated    Unallocated        Total

Assets:
 Investments:
   Wachovia Bank short-term fund  $      -               208           208
   Olin Corporation 7.75%
     convertible preferred stock   56,521,124     30,434,048    86,955,172

       Total investments           56,521,124     30,434,256    86,955,380

 Accrued interest receivable             -             7,645         7,645
 Contribution receivable - Company       -         3,211,494     3,211,494

     Total assets                $ 56,521,124     33,653,395    90,174,519

Liabilities and participants' equity:
 Notes payable                   $       -        34,000,000    34,000,000
  Participants' equity             56,521,124       (346,605)   56,174,519

     Total liabilities and
       participants' equity      $ 56,521,124     33,653,395    90,174,519

            June 30, 1993
    Allocated      Unallocated          Total



          -                196            196

    48,907,316      45,971,128     94,878,444

    48,907,316      45,971,324     94,878,640

          -             10,464         10,464
          -          4,557,769      4,557,769

    48,907,316      50,539,557     99,446,873


          -         50,000,000     50,000,000
    48,907,316         539,557     49,446,873


    48,907,316      50,539,557     99,446,873

     Statement of Income and Changes in Participants' Equity
            Years Ended June 30, 1994, 1993 and 1992

                                         June 30, 1994
                                 Allocated      Unallocated         Total

Investment income:
 Dividends                     $ 3,928,646       3,124,946      7,053,592
   Interest                           -             33,831         33,831

Net appreciation (depreciation) in
  fair value of investments     (1,166,164)       (831,056)    (1,997,220)

Contributions:
 Company                              -          8,890,733      8,890,733
 Allocation of Olin Preferred Stock,
     at  market                 10,684,640            -        10,684,640

                                13,447,122      11,218,454     24,665,576

Interest expense                      -          1,418,745      1,418,745

Administrative expense             230,503           1,231        231,734

Withdrawals in cash and stock:
 Settlements with employees      2,826,272            -         2,826,272
 Allocation of Olin Preferred Stock,
   at market                          -         10,684,640     10,684,640

     Total deductions            3,056,775      12,104,616     15,161,391

Transfers  between  funds       (2,776,539)           -        (2,776,539)

Transfers to other Trustees           -               -              -

Net  increase (decrease) in
  participants' equity           7,613,808        (886,162)     6,727,646

Participants' equity at beginning
  of  year                      48,907,316         539,557     49,446,873

Participants' equity at
  end of year                  $56,521,124        (346,605)    56,174,519

            June 30, 1993                          June 30, 1992
Allocated    Unallocated    Total      Allocated    Unallocated      Total


 3,166,452    4,236,682   7,403,134    2,238,285     5,370,196   7,608,481
      -          68,386      68,386         -           76,807      76,807


 3,341,259    4,403,194   7,744,453      510,804     1,423,731   1,934,535


      -       8,989,893   8,989,893         -       10,855,989  10,855,989

11,180,045         -     11,180,045   11,307,211          -     11,307,211

17,687,756   17,698,155  35,385,911   14,056,300    17,726,723  31,783,023

      -       1,806,284   1,806,284         -        3,767,661   3,767,661

      -           2,640       2,640         -            1,556       1,556


 2,401,882         -      2,401,882    1,378,257          -      1,378,257

      -      11,180,045  11,180,045         -       11,307,211  11,307,211

 2,401,882   12,988,969  15,390,851    1,378,257    15,076,428  16,454,685

  (469,785)        -       (469,785)    (240,235)         -       (240,235)

  (500,687)        -       (500,687)    (273,684)         -       (273,684)


14,315,402    4,709,186  19,024,588   12,164,124     2,650,295  14,814,419


34,591,914   (4,169,629) 30,422,285   22,427,790    (6,819,924) 15,607,866

48,907,316      539,557  49,446,873   34,591,914    (4,169,629) 30,422,285

                           SIGNATURES


           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 15, 1994       OLIN     CORPORATION     CONTRIBUTING
                              EMPLOYEE OWNERSHIP PLAN

                              By:  Members of the Pension and
                                   CEOP Administrative Committee


                              P. C. Kosche
                              P. C. Kosche


                              J. W. Daly
                              J. W. Daly

                              S. E. Doughty
                              S. E. Doughty

                              S. P. Gebing
                              S. P. Gebing


                              C. I. Ramos
                              C. I. Ramos

                              R. S. Williams
                              R. S. Williams

                          EXHIBIT INDEX



Exhibit No.                   Description

        23            Consent of Auditors